Public

21004969

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 69204

SEC Mail Processing Section
NOV 24 2021
Washington DC
406

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ____04/01/2020____ AND ENDING ______09/30/2021______
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _Clarion Partners Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___450 Howard Street, Suite 600________________
(No. and Street)

______San Francisco____________ CA ____________ 94105______
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

____Robert Fortino____________ 646-589-8100 ____________ rfortino@dfppartners.com
(Name) (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__PricewaterhouseCoopers LLP________________
(Name – if individual, state last, first, and middle name)

__405 Howard Street, Suite 600________ San Francisco____________ CA________ 94105__
(Address) (City) (State) (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paula Schaefer ______________________, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Clarion Partners Securities, LLC ______________________, as of September 30th ______________________, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Paula Schaefer

Title: CEO

____

Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Report of Independent Registered Public Accounting Firm

To the Member of Clarion Partners Securities, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Clarion Partners Securities, LLC (the "Company") as of September 30, 2021, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 18, 2021

We have served as the Company's auditor since 2016.

PricewaterhouseCoopers LLP, 405 Howard Street, Suite 600, San Francisco, CA 94105
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

Clarion Partners Securities, LLC
Statement of Financial Condition
September 30, 2021

Assets:		
Cash and cash equivalents	$	801,713
Other assets		5,996
Accounts receivable - parent		324,614
Prepaid expenses		21,459
Total assets	$	1,153,782
Liabilities and Member's Equity:		
Liabilities:		
Accounts payable and accrued expenses	$	92,559
Total liabilities		92,559
Member's equity:		1,061,223
Total liabilities and member's equity	$	1,153,782

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

1. Organization

Clarion Partners Securities, LLC ("CPS LLC" or the "Company") is a limited liability company established in the state of Delaware on October 15, 2012. Operations commenced on November 26, 2012. On November 20, 2013, the Financial Industry Regulatory Authority ("FINRA") approved the registration of the Company. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is a wholly owned subsidiary of Clarion Partners, LLC ("CP, LLC"), and was initially capitalized with a contribution in the amount of $250,000 in November 2012. The Company acts as agent in the private placement of real estate investment funds. CP LLC is a registered investment adviser with the Securities and Exchange Commission and provides real estate investment consulting, advisory, and management services, primarily to institutional investors including pension funds.

CP LLC's parent company, Legg Mason Inc. was acquired on July 31,2020 by Franklin Resources Inc. As a result of the acquisition and to align with the Franklin Resources Inc. fiscal year-end, the Company changed its fiscal year-end from March 31 to September 30. Therefore, the consolidated financial statements are presented for the 18-month period of April 1, 2020 through September 30, 2021.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The following is a summary of the significant accounting policies followed by the Company.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash in banks, primarily held at one financial institution which at times may exceed federally insured limits.

Other Assets

Other assets consist of cash held in the Company's flex-funding account at FINRA for filing fees and other FINRA-related charges. The Company may choose to withdraw funds from its flex-funding account due to various circumstances (e.g., renewal refund or account overfunding).

Accounts Receivable - Parent
Accounts receivable - parent is stated at its net realizable value representing the current balance.

Income Taxes
The Company was formed as a single member limited liability company and as such is not itself subject to federal, state or local income taxes. The sole member is responsible for the tax liability, if any, related to the Company's taxable income or loss.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could

2. Summary of Significant Accounting Policies (continued)

differ from those estimates.

COVID-19 Risk

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus ("COVID-19") a global pandemic and recommended containment and mitigation measures worldwide. This has created increased short-term market volatility and, potentially, adverse long-term impacts on U.S. and world economies. As all revenue is earned pursuant to the SLA, we do not expect COVID-19 to materially impact the financials of CPS LLC.

3. Related Party Transactions

On March 5, 2013, the Company and CP, LLC entered into the SLA under which the Company shall be paid an annual service fee in the amount of all costs and expenses incurred by the Company in connection with the performance under the SLA, plus 15%. For the 18 months ended September 30, 2021 the Company recognized revenue of $21,487,689, respectively, under the SLA.

On March 5, 2013, the Company and CP, LLC also entered into a Services Agreement to establish terms and conditions under which the parties will allocate shared costs and expenses. CP, LLC and the Company share the same office space, equipment, technology, supplies and the agreement allows for the Company to provide office equipment and staffing for its operations. For these services the Company pays fees to CP, LLC as referenced in the SLA, above. Amounts due to the Company at September 30, 2021 under these arrangements amounted to $324,614 and are included in accounts receivable on the accompanying statement of financial condition.

4. Regulatory Requirements

The Company, as a member of the FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). This Rule requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. In addition, the rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2021, the Company's net capital was $709,154, which was $702,983 in excess of its minimum requirement of $6,171 The ratio of aggregate indebtedness to net capital was 8 to 1.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 in accordance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

5. Subsequent Events

There have been no subsequent events through November 18, 2021, the date that the financial statements were available to be issued, that require recognition or disclosure.